E-39

Articles of Amalgamation
For
VIREXX MEDICAL CORP.

Share Structure:	SEE SCHEDULE “A” ATTACHED.
Share Transfers Restrictions:	THERE ARE NO RESTRICTIONS ON THE TRANSFER OF SHARES IN THE CAPITAL OF THE CORPORATION.
Number of Directors:
Min Number of Directors:	3
Max Number of Directors:	15
Business Restricted To:	NONE
Business Restricted From:	NONE
Other Provisions:	SEE SCHEDULE “B” ATTACHED.
	Registration Authorized By:	BRUCE D. HIRSCHE SOLICITOR

SCHEDULE "A"
attached to and forming part of the Articles of
Amalgamation of VIREXX MEDICAL CORP.

THE CLASSES AND ANY MAXIMUM NUMBER OF SHARES THAT THE CORPORATION IS AUTHORIZED TO ISSUE

The Corporation is authorized to issue:

(i)	an unlimited number of Common Shares

with the following rights, privileges, restrictions and conditions attached thereto:

1.	COMMON SHARES

The Common Shares, as a class, shall have attached thereto the following rights, privileges, restrictions and conditions:

1.1	Voting Rights

The holders of Common Shares shall be entitled to receive notice of, attend at and vote at all meetings of shareholders, except meetings at which only holders of a specified class or series of a class of shares other than Common Shares are entitled to vote, on the basis of one vote for each Common Share held.

1.2	Dividend Rights

Subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of the Corporation ranking in priority thereto, the holders of Common Shares shall be entitled to receive dividends if, as and when declared by the board of directors.

1.3	Liquidation

In the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of assets or property of the Corporation among its shareholders for the purpose of winding-up its affairs, the holders of Common Shares shall, subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of the Corporation ranking in priority thereto on such event, be entitled to share pro rata, according to the number of Common Shares and held, in the remaining property of the Corporation.

The foregoing rights, privileges, restrictions and conditions are subject to the rights, privileges, restrictions and conditions attaching to any other class of shares now or hereafter created and expressed to rank in priority to the Common Shares.

SCHEDULE "B"
attached to and forming part of the Articles of
Amalgamation of ViRexx Medical Corp.

OTHER PROVISIONS IF ANY:

(a)
The directors may, between annual general meetings, appoint one or more additional directors of the Corporation to serve until the next annual general meeting, but the number of additional directors shall not at any time exceed 1/3 of the number of directors who held office at the last annual general meeting of the Corporation.

(b)
Meetings of the shareholders may be held at any place within Alberta or at any of the following cities: Vancouver, British Columbia; Victoria, British Columbia; Winnipeg, Manitoba; Toronto, Ontario; Ottawa, Ontario; Montreal, Quebec; or Halifax, Nova Scotia, or at any other place outside Alberta as the directors may determine.